Jillian Ivey Sidoti, Esq.
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

September 15, 2011

Re: RJD Green, Inc.
Amendment to Registration Statement on Form S-1 November 12, 2010
File No 333-170312

Dear Ms. Walsh,

We have updated the S-1 registration with the following amendments.

1.	We have amended the index on F-1

2.	We have amended the audit opinion to reflect the appropriate dates.

3.	We have provided an updated consent letter.

4.	We have corrected the last two lines of page F-14 (Statement of Stockholders)

Thank you for your attention.

Sincerely,

/s/Jillian Sidoti
Jillian Sidoti
Counsel